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Blue Ocean ATS is changing the response to Part III Item 14a (Counter Party Selection) concerning Broker preference from yes to no and removing the information to Broker Preference to Item 14. This applies to all Subscribers of the Broker Dealer Operator.

Item 14: <u>Counter-Party Selection</u>

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u> designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	⊖ Yes X No
~~If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.~~	~~The ATS's matching engine respects that preference unless resting orders in the ATS's order book are better priced.~~
~~b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?~~	~~⊙ Yes ⊖ No~~